Part I, Item 8—Identifying Information

Request: Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

Response:

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

⦿ Yes ○ No

Ownership Codes: NA - less than 5% B - 10% but less than 25% D - 50% but less than 75%

A - 5% but less than 10% C - 25% but less than 50% E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
CAVOLI, STEPHEN JOHN	I	CEO	03/2021	NA	Y	N	4468202
MILLER, JUSTIN WADE	I	CHIEF COMPLIANCE OFFICER	04/2025	NA	N	N	6418036
RUPPRECHT, NICHOLAS ANDREW	I	PRINCIPAL OPERATIONS OFFICER	12/2018	NA	N	N	5790389
SULLIVAN, JOHN GERALD	I	FINOP	11/2020	NA	N	N	4330347
VIRTU STRATEGIC HOLDINGS LLC.	DE	OWNER	04/2016	E	Y	N	27-1574989